UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER 001-36030

FORM 12b-25

CUSIP NUMBER 57165B106

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Marrone Bio Innovations, Inc.

Full Name of Registrant

Former Name if Applicable

1540 Drew Avenue

Address of Principal Executive Office (Street and Number)

Davis, California 95618

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As previously reported:

•	In connection with the previously-announced internal investigation by the Company’s Audit Committee (the “Committee”) regarding certain accounting matters, the Committee concluded, after consultation with management, that the Company’s previously reported financial statements as of December 31, 2013 and for the fiscal year ended December 31, 2013, the related report of the independent auditors on those 2013 financial statements dated March 25, 2014, and the unaudited interim financial statements as of and for the three months and the three and six months ended March 31, 2014 and June 30, 2014, respectively, as of and for the three months, the three and six months and the three and nine months ended March 31, 2013, June 30, 2013 and September 30, 2013, should no longer be relied upon (all such financial statements, collectively, the “Reported Financial Statements”).

•	In February 2015, the Company announced the conclusion and findings of the Committee’s internal investigation. Principally, the Committee determined that as a result of the failure of certain employees to share with the Company’s finance department or the external auditors important transaction terms with distributors, including “inventory protection” arrangements that would permit the distributors to return to the Company certain unsold products, the Company inappropriately recognized revenue for certain historical sales transactions with these distributors prior to satisfying the criteria for revenue recognition required under U.S. Generally Accepted Accounting Principles (“GAAP”).

•	In light of the foregoing, the Company’s management has been evaluating all distributor sales transactions during the periods referenced above on a customer-by-customer and transaction-by-transaction basis. With respect to each individual transaction, the Company’s management has been evaluating relevant facts and circumstances to apply its revenue recognition policy. With respect to many transactions, to permit the Company to determine both (i) the appropriate methodology for accounting for those transactions and (ii) the appropriate timing and quantification of any product revenues arising from those transactions, the Company has sought to obtain additional information from certain of its distributors – including information regarding the distributors’ sales to end users of the products the Company shipped to the distributor.

Although the Company anticipates that it will restate the Reported Financial Statements, it has not yet conclusively determined the nature, scope and specific financial impacts of such restatement. Until the evaluation is finished, the Company is not able to complete and file the financial statements to be included in its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2015 (the “Form 10-Q”) by the due date of August 14, 2015 or to announce financial results in a manner required by GAAP for any other fiscal period as to which the Company has not yet provided financial results (the “Unreported Periods”). Further, until the evaluation is finished, the Company is not able to complete and file the financial statements - or to announce financial results prepared in a manner required by GAAP – with respect to the Unreported Periods.

As also previously reported, subject to any further adjustments that the Company believes may be necessary or appropriate following the conclusion of its evaluation process, the Company currently anticipates the following:

1. The restated Reported Financial Statements, and the financial statements for the Unreported Periods, are expected to be presented using a “sell-through” method as to some or all distributors rather than the “sell-in” method previously used by the Company. In general, under the “sell-through” method sales by the Company to distributors would not be recognized as product revenues until the distributors sell the product through to end-users, rather than at the time of the initial sale to the distributors under the “sell-in” method. The Company is evaluating the appropriate application of the sell-through method, including the particular distributors and applicable periods as to which the Company would apply the sell-through method. The principal impact of switching from a “sell-in” to a “sell-through” method is that product revenues with respect to the applicable distributors are expected to be deferred to later periods.

2. In addition to the expected change in methodology from “sell-in” to “sell-through” for sales to distributors, and the resulting deferral in revenue recognition to later periods, the Company also expects to recognize, in the aggregate, approximately $1.7-2.0 million less in product revenues than previously reported for 2013 and the first six months of 2014 because certain distributors have returned (or are in the process of returning) product to the Company pursuant to “inventory protection” rights.

The Company will seek to file with the SEC a comprehensive annual report on Form 10-K that would incorporate in a single filing (i) all restatements of the Reported Financial Statements, (ii) the financial results as of and for the three and nine months ended September 30, 2014 and (iii) the financial results as of and for the fiscal year ended December 31, 2014. The Company intends to file separately Forms 10-Q reporting financial results as of and for the three months ended March 31, 2015 and the three and six months ended June 30, 2015. Due to the ongoing nature of the Company’s evaluation process and the nature and complexity of the accounting issues involved, the Company cannot provide a definitive estimate of the timing of such filings; however, the Company currently expects that it will be able to complete all such filings prior the November 9, 2015 expiration of the stay on suspension of trading granted by The NASDAQ Stock Market LLC (“NASDAQ”) for the Company to regain compliance with the NASDAQ filing requirement for continued listing.

Forward Looking Statements

Portions of this filing may constitute “forward-looking statements and assumptions underlying such forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”), Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any such forward-looking statements are made within the “safe-harbor” protections of the PSLRA, should not be relied upon as representing our views as of any subsequent date, and we are under no obligation to, and expressly disclaims any responsibility to, update or alter these forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements in this release include those regarding Company’s financial statements and periodic reports, including filing an anticipated comprehensive annual report on Form 10-K and filings on Form 10-Q, expectations regarding the extent or effect of any restatements (including any changes in methodology), and expectations regarding the timing of the announcement of financial results or any restatements. Such forward-looking statements are based on information available to the Company as of the date of this release and involve a number of risks and uncertainties, some beyond its control, that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks include uncertainty surrounding management’s evaluation of the nature and scope of any necessary restatements to its previously filed financial statements, the types of errors and adjustments that may be required in any such restatement, cooperation of the Company’s third party distributors, potential legal or regulatory action related to the matters under investigation, and adverse decisions by the SEC or NASDAQ. Additional information that could lead to material changes in the Company’s performance is contained in its filings with the SEC.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Boyd	(530)	750-2800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

Quarterly Report on Form 10-Q for the quarter ended September 30, 2014

Annual Report on Form 10-K for the fiscal year ended December 31, 2014

Quarterly Report on Form 10-Q for the quarter ended March 31, 2015

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of the changes in the results of operations for the three and six months ended June 30, 2015 and 2014 because, as indicated above in Part III of this Form 12b-25, which is incorporated by reference into this Part IV(3), the Company is unable to complete the preparation and review of all necessary information and disclosures for the three and six months ended June 30, 2015 and 2014. However, certain anticipated adjustments that may be made with respect to the previously reported earnings statements for the three and six months ended June 30, 2014 are discussed above in Part III of this Form 12b-25.

Marrone Bio Innovations, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2015	By	/s/ James B. Boyd
James B. Boyd
Chief Financial Officer